Mail Stop 0308



January 31, 2005

Joseph W. Baty
Chief Financial Officer
Weider Nutritional International, Inc.
2002 South 5070 West
Salt Lake City, Utah    84104-4726

		RE: 	Weider Nutritional International, Inc.
			Form 10-K for the fiscal year ended May 31, 2004
			File No.  1-14608
			Form 10-Q for the six months ended November 30,
2004

Dear Mr. Baty,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

Form 10-K for the Year Ended May 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future annual and interim reports, as applicable.


Item1.  Business

2. Please disclose all of the financial information about segments and about geographic regions required by paragraphs (b) and (d) of
Item 101 of Regulation S-K or include a cross reference to the segment data included in your financial statements.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
General

3. Please include a tabular presentation of net sales revenues by product category for the periods presented and provide a narrative discussion of the extent to which material changes are attributable to pricing, mix or volume of goods sold. Please refer to SEC
Release
No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

4. In circumstances where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify, in dollars, to the extent possible the incremental impact of each individual business reason on the overall change. For example, in your comparisons of operating results, you should quantify the impact of changes in foreign currency exchange rates, the changes in sales and gross profit for each of the factors you identify and the changes in operating and other expenses for each of the factors you identify.

Liquidity and Capital Resources, page 24

5. Please disclose scheduled interest payments in your table of contractual cash obligations. When interest rates are variable and unknown, estimates of future variable rate interest payments may be included or excluded provided you include appropriate disclosure in a footnote to the table. Also include a description of your purchase obligations in a footnote to the table.

Critical Accounting Policies and Estimates, page 25

6. Please disclose the amounts of estimates that materially affected your reported earnings and the amounts of the related valuation allowances for each period presented. For example, disclose your provisions for doubtful accounts, notes receivable, sales returns and allowances and the estimates related to your inventory write-downs and impairment losses, and the related valuation allowances where applicable. Please also provide an analysis of material changes in each of your critical accounting estimates on revenues, operating expenses and gross profit for the periods presented. In addition, discuss to the extent material how accurate your estimates and assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please refer to SEC Release No. 33-8350.


Item 7A.  Quantitative and Qualitative Disclosures About Marker
Risks

7. Please also provide information about your market risk exposure to changes in foreign currency exchange rates in accordance with Item 305 of Regulation S-K.

Item 10.  Directors and Executive Officers of the Registrant

8. Please include a reference to the section of your Proxy
Statement
that includes the information required by Items 401(h) and Item
406
of Regulation S-K.

Item 11.  Executive Compensation

9. Please include a reference to the section of your Proxy
Statement
that includes the information required by Items 402(g) and 402(j) of
Regulation S-K.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

10. Please disclose accumulated balances for each classification of other accumulated comprehensive loss for each period presented on the face of your balance sheets, statements of stockholders` equity or in the notes to your financial statements. Specifically, please ensure your disclosure includes all of the components of other accumulated comprehensive loss for the year ended December 31, 2003. See paragraph 26 of SFAS 130.

Consolidated Statements of Stockholders` Equity, page F-5

11. Please disclose the reclassification adjustments and the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, for each period presented either on the face of the statement or in the notes to your financial statements. Refer to paragraphs 20 and 25 of
SFAS 130.

Note 1:  Summary of Significant Accounting Policies, page F-7
Inventories, page F-7

12. Please disclose the types of costs included in inventories.
See
Rule 5-02(6)(b) of Regulation S-X.

Revenue Recognition, page F-8

13. Please disclose your shipping terms and whether you recognize revenue upon shipment or upon delivery to and acceptance by the customer. If you recognize sales upon shipment and your sales arrangements contain inspection and acceptance provisions please disclose why it is appropriate to recognize revenues prior to delivery to and acceptance by the customer. See SAB Topic 13:A.

14. We note that you disclose shipping and handling costs as a percentage of sales. Please disclose the amounts of shipping and handling costs classified as selling and marketing expense and general and administrative expense for each period presented. See paragraph 6 of EITF 00-10.

15. Please tell us the types of sales incentives and promotional cost payments you make to retailers, distributors and end customers, how you classify each type of consideration in your statements of operations and why that classification complies with the guidance in
EITF 01-9. In doing so, if you classify consideration given to a customer as a cost, tell us how you meet the requirements of paragraph 9 of EITF 01-9.

Stock-Based Compensation, page F-8

16. Tell us why amortization of unearned compensation charged to income should not be reflected in your pro forma disclosure. Otherwise, please revise your tabular presentation to disclose stock-based employee compensation cost, net of related tax effects, included in the determination of net income and the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards. Refer to paragraph 45.c. of SFAS 123.

Net Income (Loss) Per Share, page F-9

17. Please disclose for each period presented the total number of additional shares that could potentially dilute basic EPS in the future by type of potentially dilutive security that were not included in the computation of diluted EPS because inclusion thereof would have been antidilutive. See paragraph 40.c of SFAS 128.

Note 2:  Divestitures, page F-10

18. Please disclose the gain on the sale of Venice Beach and the amounts of revenue and pretax profit or loss reported in
discontinued
operations.  Please also disclose a description of the facts and circumstances leading to each of your divestitures.  See paragraph
47
of SFAS 144.

Note 6.  Goodwill and Intangible Assets, Net, page F-11

19. We note your transition impairment of goodwill upon adoption of
SFAS 142, and that you assessed the fair value of your reporting units by evaluating their current cash flows and net book values in comparison to your overall market capitalization. Please explain to us in detail to us how you estimated the fair value of your reporting units. In doing so, tell us the methodology and principle assumptions you used, the basis for your principle assumptions and how your methodology complies with paragraphs 23 - 25 of SFAS 142. Please show us the results of your evaluation and the difference between fair values determined through modeling versus aggregate market capitalization, and explain to us how you allocated your aggregate market capitalization among the reporting units.

Note 9:  Income Taxes, page F-14

20. Please disclose the amounts and expiration dates of operating loss and tax credit carry forwards for tax purposes as required by paragraph 48 of SFAS 109.

Note 11:  Commitments and Contingencies, page F-17

21. With respect to each litigation matter, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. See paragraph 10 of SFAS 5. Tell us whether you incurred a loss relating to the ephedra lawsuit settled subsequent to year-end. If so, tell us the amount of the loss, whether the loss was accrued in your financial statements and when the loss was accrued.

Note 13:  Operating Segments, page F-18

22. Please explain to us why it is not practicable to restate segment information for the reclassification of your Weider Germany branded business.

23. Please disclose depreciation and amortization expense for each reportable segment as required by paragraph 27 of SFAS 131.
Please
revise your presentation of segment assets to disclose the amounts of assets allocated to each segment and the amounts of domestic assets not allocated to segments. Similarly revise your disclosure related to capital expenditures. Refer to paragraphs 25(b) and 32(c) of SFAS
131.

24. Please disclose revenues from external customers for each of your five principal product categories for each year presented. Refer to paragraph 37 of SFAS 131. Please also disclose revenues from external customers attributed to your domestic and international operations and revenues attributed to each individual foreign country that is material. Refer to paragraph 38.a. of SFAS 131.

25. Please disclose the total amount of net sales from each customer that accounted for 10% or more of your net sales for each period presented and the identity of the segments reporting the revenues. See paragraph 39 of SFAS 131.





Note 15.  Quarterly Results (Unaudited), page F-20

26. Please disclose income (loss) before cumulative effect of change in accounting principle and per share data based upon such income
(loss).  See Rule 302(a)(1) of Regulation S-K.

Valuation and Qualifying Accounts

27. Please disclose the amounts of sales returns charged to net sales and credited to cost of goods sold for each period presented and describe deductions as required by Item 12-09 of Regulation S-X.

Form 10-Q for the Quarter Ended November 30, 2004

Item 1.  Financial Statements
General


28. Tell us why you have not classified the assets of your Active
Nutrition business unit as held for sale. In doing so, please discuss each of the criteria in paragraph 30 of SFAS 144.

Note 7:  Commitments and Contingencies, page 9

29. Please tell us the amounts of your accruals for the settlement reached in November 2004, when the accruals were recorded and the balance sheet and income statement line items that include the accruals. Tell us how you estimated the amount of each accrual. Please also tell us the amount of the fund to be established by you in connection with the settlement. Tell us if the cash claim limit of $50 million allowing you to opt out of the settlement applies to you or all defendants named in the suit. It appears that the settlement could have a material adverse effect on your liquidity. If so, please revise your MD&A to discuss the uncertainty and potential impact on your liquidity and show us what your revised disclosure would look like. If not, tell us why.

30. In Item 6, please list all of the exhibits required by Item
601
of Regulation S-K and indicate if these exhibits were filed in the 10-Q or incorporated by reference.


*	*	*	*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Dave Irving, Staff Accountant, at (202) 942-1920 or, in his absence, to William Thompson, Staff Accountant, at (202) 942-
1935, or the undersigned at (202) 942-2823. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director, at (202) 942-1900.


Sincerely,




Michael Moran
Branch Chief

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Mr. Joseph W. Baty
Weider Nutritional International, Inc.
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